Mail Stop 4561

February 12, 2006

Mr. Michael T. Kirshbaum
Chief Financial Officer
The Advisory Board Company
2445 M Street, N.W.
Washington, DC 20037

      Re: **The Advisory Board Company**
              Form 10-K for the year ended March 31, 2006
              Filed June 14, 2006
              File No. 000-33283

Dear Mr. Kirshbaum:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda van Doorn
              Senior Assistant Chief Accountant